Filed pursuant to Rule 253(g)(2)

File No. 024-11857

CWS Investments, Inc.

SUPPLEMENT NO. 1, DATED JULY 24, 2023

TO POST QUALIFICATION AMENDMENT NO. 2 TO

THE OFFERING CIRCULAR DATED JUNE 30, 2023

CWS Investments, Inc. (the “Company”) is offering a combined maximum amount of $75,000,000 of a single class of Series A Redeemable Preferred Membership Units in the Company (“Preferred Stock” or “Shares”) at an offering price of $10.00 per share. The Company is not selling any shares of common stock in this Offering. The minimum permitted purchase is $5,000 for Class A Preferred Stock (“Stock” or “Shares”). The Company is also offering up to 525,000 Bonus Shares that will be issued at no cost to investors. Further information on the securities being offered can be found on page 32. The Company was previously qualified on July 13, 2022 and began to offer shares immediately thereafter and has offered shares continuously since that time. As of the time of this post-offering amendment, the Company has sold approximately $14,678,000 in Class A Preferred Stock since being qualified on July 13, 2022.

Investors will be required to hold their Interest for four (4) years from the date of the Management’s receipt and deposit of the invested funds (the “Lockup Period”). Early redemption requests for reasons of financial hardship or emergency during the Lockup Period may be considered on a case-by-case basis subject to a penalty against the amount invested, as well as the loss of Bonus Shares, as further described on page 30, Description of Securities – Limited Right of Liquidity.

This Offering is being conducted pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, (the “Securities Act”), for Tier 2 offerings. The Offering will terminate on the earlier of 12 months from the date this Offering Circular is qualified for sale by the Securities Exchange Commission (“SEC”) (which date may be extended for an additional two (2) years in the Company’s sole discretion) or the date when all and Shares have been sold. This is the Company’s first extension since its original qualification on July 13, 2022.

	25% Sold	50% Sold	75% Sold	100% Sold
Gross Proceeds	$18,750,000	$37,500,000	$56,250,000	$75,000,000
Selling Commissions (6.5%)	$1,218,750	$2,437,500	$3,656,250	$4,875,000
Dealer Manager Fee	$187,500	$375,000	$562,500	$750,000
Net Proceeds Before Expenses	$17,343,750	$34,687,500	$52,031,250	$69,375,000
Offering Expenses
Dealer Manager Expenses*	$20,000	$20,000	$20,000	$20,000
Legal & Accounting	$75,000	$75,000	$75,000	$75,000
Publishing/Edgar	$2,500	$2,500	$2,500	$2,500
Marketing Expenses	$381,250	$662,500	$943,750	$1,225,000
Employee Salaries/Expenses	$735,000	$735,000	$860,000	$860,000
Transfer Agent Fees	$10,000	$20,000	$30,000	$40,000
Technology Costs	$30,000	$60,000	$90,000	$120,000
Total Offering Expenses	$1,253,750	$1,575,000	$2,021,250	$2,342,500
Approximate Amount Available For Portfolio Investments	$16,090,000	$33,112,500	$50,010,000	$67,032,500
Acquisitions	$15,687,750	$32,284,688	$48,759,750	$65,356,688
Working Capital Reserves	$402,250	$827,813	$1,250,250	$1,675,813
Total Use of Proceeds	$18,750,000	$37,500,000	$56,250,000	$75,000,000

*	Total amount of dealer manager expenses is $20,000 no matter how much is raised in this offering

The Company intends on paying selling commissions and/or fees to MIT Associates LLC in accordance with the following pay schedule. Said fees are included in Selling Commissions:

Independent selling broker dealer compensation: 4.00%

Independent selling broker dealer due diligence and marketing fee: 1.00%

Wholesaling Fee: 1.50%

Compensation

The Company has engaged MIT, a broker-dealer registered with the Commission and a member of FINRA, to act as the broker-dealer of record for this Offering, but not for underwriting or placement agent services. As compensation, the Company has agreed to pay MIT a commission equal to 1% of the amount raised in the Offering to support the Offering on all invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company will pay MIT as an Independent selling broker dealer compensation of 4.00%, an independent selling broker dealer due diligence and marketing fee of 1.00%, and a wholesaling fee of 1.50%. Assuming a fully subscribed offering for the Shares is exercised, the Company estimates that the total amount payable to MIT would range from $750,000 to $4,895,000.